                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                            Auric Metals Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    051551208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 James E. Fouts
                           1475 Terminal Way, Suite E
                               Reno, Nevada 89502
                             Tel No.: (318) 343-4448
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 17, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 18 Pages)


           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Marc J. Schwartz
--------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
3
           SEC USE ONLY


--------------------------------------------------------------------------------
4
           SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
       NUMBER OF          7
         SHARES                   SOLE VOTING POWER
      BENEFICIALLY
                                  35,000
                        --------------------------------------------------------
        OWNED BY          8
     EACH REPORTING               SHARED VOTING POWER

                                  0
                        --------------------------------------------------------
         PERSON           9
          WITH                    SOLE DISPOSITIVE POWER

                                  35,000
                        --------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER

                                  0

--------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           35,000
--------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


--------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.6%
--------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ronald K. Drucker
--------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
3
           SEC USE ONLY


--------------------------------------------------------------------------------
4
           SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
       NUMBER OF          7
         SHARES                   SOLE VOTING POWER
      BENEFICIALLY
                                  47,000
                        --------------------------------------------------------
        OWNED BY          8
     EACH REPORTING               SHARED VOTING POWER

                                  0
                        --------------------------------------------------------
         PERSON           9
          WITH                    SOLE DISPOSITIVE POWER

                                  47,000
                        --------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER

                                  0

--------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           47,000
--------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


--------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.8%
--------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jerry Tillem
--------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
3
           SEC USE ONLY


--------------------------------------------------------------------------------
4
           SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
       NUMBER OF          7
         SHARES                   SOLE VOTING POWER
      BENEFICIALLY
                                  10,000
                        --------------------------------------------------------
        OWNED BY          8
     EACH REPORTING               SHARED VOTING POWER

                                  0
                        --------------------------------------------------------
         PERSON           9
          WITH                    SOLE DISPOSITIVE POWER

                                  10,000
                        --------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER

                                  0

--------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           10,000
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


--------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.0%
--------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gregory L. Hoover
--------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
3
           SEC USE ONLY


--------------------------------------------------------------------------------
4
           SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
       NUMBER OF          7
         SHARES                   SOLE VOTING POWER
      BENEFICIALLY
                                  89,208
                        --------------------------------------------------------
        OWNED BY          8
     EACH REPORTING               SHARED VOTING POWER

                                  0
                        --------------------------------------------------------
         PERSON           9
          WITH                    SOLE DISPOSITIVE POWER

                                  89,208
                        --------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           89,208
--------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


--------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.1%
--------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dean Andersen
--------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
3
           SEC USE ONLY


--------------------------------------------------------------------------------
4
           SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
       NUMBER OF          7
         SHARES                   SOLE VOTING POWER
      BENEFICIALLY
                                  34,000
                        --------------------------------------------------------
        OWNED BY          8
     EACH REPORTING               SHARED VOTING POWER

                                  0
                        --------------------------------------------------------
         PERSON           9
          WITH                    SOLE DISPOSITIVE POWER

                                  34,000
                        --------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           34,000
--------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


--------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.5%
--------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael Donnelly
--------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
3
           SEC USE ONLY


--------------------------------------------------------------------------------
4
           SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
       NUMBER OF          7
         SHARES                   SOLE VOTING POWER
      BENEFICIALLY
                                  5,460
                        --------------------------------------------------------
        OWNED BY          8
     EACH REPORTING               SHARED VOTING POWER

                                  0
                        --------------------------------------------------------
         PERSON           9
          WITH                    SOLE DISPOSITIVE POWER

                                  5,460
                        --------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,460
--------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


--------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.6%
--------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Travis V. Owens
--------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
3
           SEC USE ONLY


--------------------------------------------------------------------------------
4
           SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
       NUMBER OF          7
         SHARES                   SOLE VOTING POWER
      BENEFICIALLY
                                  9,000
                        --------------------------------------------------------
        OWNED BY          8
     EACH REPORTING               SHARED VOTING POWER

                                  0
                        --------------------------------------------------------
         PERSON           9
          WITH                    SOLE DISPOSITIVE POWER

                                  9,000
                        --------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,000
--------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


--------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.9%
--------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Alfred G. Yates, Jr.
--------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
3
           SEC USE ONLY


--------------------------------------------------------------------------------
4
           SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
       NUMBER OF          7
         SHARES                   SOLE VOTING POWER
      BENEFICIALLY
                                  16,250
                        --------------------------------------------------------
        OWNED BY          8
     EACH REPORTING               SHARED VOTING POWER

                                  0
                        --------------------------------------------------------
         PERSON           9
          WITH                    SOLE DISPOSITIVE POWER

                                  16,250
                        --------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           16,250
--------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


--------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.7%
--------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Donald Ratajczak
--------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
3
           SEC USE ONLY


--------------------------------------------------------------------------------
4
           SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
       NUMBER OF          7
         SHARES                   SOLE VOTING POWER
      BENEFICIALLY
                                  33,500
                        --------------------------------------------------------
        OWNED BY          8
     EACH REPORTING               SHARED VOTING POWER

                                  0
                        --------------------------------------------------------
         PERSON           9
          WITH                    SOLE DISPOSITIVE POWER

                                  33,500
                        --------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           33,500
--------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


--------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.4%
--------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Timothy R. Andrews
--------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
3
           SEC USE ONLY


--------------------------------------------------------------------------------
4
           SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
       NUMBER OF          7
         SHARES                   SOLE VOTING POWER
      BENEFICIALLY
                                  1,000
                        --------------------------------------------------------
        OWNED BY          8
     EACH REPORTING               SHARED VOTING POWER

                                  0
                        --------------------------------------------------------
         PERSON           9
          WITH                    SOLE DISPOSITIVE POWER

                                  1,000
                        --------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,000
--------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


--------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           .1%
--------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule relates is common stock, par value $.01 per share ("Common Stock"), issued by Auric Metals Corporation (the "Company"), the principal executive offices of which are located at 1475 Terminal Way, Suite E, Reno, Nevada 89502.

Item 2.  Identity and Background

     1.  (a)      Marc J. Schwartz

         (b)      70 Old Ivy Road, #55, Atlanta, Georgia  30342

         (c) The reporting person is an investment advisor at Dunwoody Brokerage Services, 4243 Dunwoody Place, Atlanta, Georgia 30350.

         (d)      None.

         (e)      None.

         (f)      United States.


     2.  (a)      Ronald K. Drucker

         (b)      3530 Piedmont Road, 6-J, Atlanta, Georgia 30305

         (c)      The reporting person is retired.

         (d)      None.

         (e)      None.

         (f)      United States.


     3.  (a)      Jerry Tillem

         (b)      4191 Randall Court, Atlanta, Georgia  30327

         (c)      The reporting person is retired.

         (d)      None.

         (e)      None.

         (f)      United States.

     4.  (a)      Gregory L. Hoover

         (b)      2495 Wood Brook Court, Lawrenceville, Georgia  30043

         (c) The reporting person is the President of ESX Corp., 2495 Wood Brook Court, Lawrenceville, GA 30043

         (d)      None.

         (e)      None.

         (f)      United States.


     5.  (a)      Dean Andersen

         (b)      3530 Piedmont Road, 10-F, Atlanta, Georgia  30305

         (c) The reporting person is an investment advisor at Smith Barney, Inc., 3333 Peachtree Road, Atlanta, Georgia 30326.

         (d)      None.

         (e)      None.

         (f)      United States.


     6.  (a)      Michael Donnelly

         (b)      313 Beebee Road, Bridgeton, New Jersey 28302

         (c)      The reporting person is a self-employed physical therapist.

         (d)      None.

         (e)      None.

         (f)      United States.


     7.  (a)      Travis V. Owens

         (b)      136 Tamarack Trail, Canton, Georgia 30115

         (c)      The reporting person is retired.

         (d)      None.

         (e)      None.

         (f)      United States.


     8.  (a)      Alfred G. Yates, Jr.

         (b)      429 Forbes Avenue, Pittsburgh, Pennsylvania  15219

         (c) The reporting person is an attorney at Yates & Associates, 429 Forbes Avenue, Pittsburgh, Pennsylvania 15219.

         (d)      None.

         (e)      None.

         (f)      United States.


     9.  (a)      Donald Ratajczak

         (b)      1681 Lady Marian Lane, Atlanta, Georgia  30309

         (c) The reporting person is an economist, Georgia State University, 35 Broad Street, Atlanta, Georgia.

         (d)      None.

         (e)      None.

         (f)      United States.


     10. (a)      Timothy R. Andrews

         (b)      1046-F Brentwood Way, Atlanta, Georgia  30350

         (c) The reporting person is a contractor, 1046-F Brentwood Way, Atlanta, Georgia 30350.

         (d)      None.

         (e)      None.

         (f)      United States.

Item 3.  Source and Amount of Funds or Other Consideration

         1. On April 7, 2000, Mr. Schwartz acquired 35,000 shares of the Common Stock for $38,500 in cash from personal funds.

         2. On April 7, 2000, Mr. Drucker acquired 47,000 shares of Common Stock for $51,700 in cash from personal funds.

         3. On April 7, 2000, Mr. Tillem acquired 10,000 shares of Common Stock for $11,000 in cash from personal funds.

         4. On April 7, 2000, Mr. Hoover acquired 89,208 shares of Common Stock for $98,128 in cash from personal funds.

         5. On April 7, 2000, Mr. Andersen acquired 34,358 shares of Common Stock for $37,793 in cash from personal funds.

         6. On April 7, 2000, Mr. Donnelly acquired 5,460 shares of Common Stock for $6,006 in cash from personal funds.

         7. On April 7, 2000, Mr. Owens acquired 9,000 shares of Common Stock for $9,900 in cash from personal funds.

         8. On April 7, 2000, Mr. Yates acquired 16,250 shares of Common Stock for $17,875 in cash from personal funds.

         9. On April 7, 2000, Mr. Ratajczak acquired 33,500 shares of Common Stock for $36,850 in cash from personal funds.

         10. On April 7, 2000, Mr. Andrews acquired 1,000 shares of Common Stock for $1,100 in cash from personal funds.



Item 4.  Purpose of Transaction

         The purpose of the purchase by the Reporting Persons of the shares referred to in Item 3 is to acquire a significant equity position in the Issuer. The Reporting Persons currently intend to seek to acquire control of the Issuer, although they have not formulated any specific plan in this regard and, as indicated below, there can be no assurance that any such plan will be developed or as to the terms or the timing of any such plan.

         Subject to applicable legal requirements and the factors referred to below, the Reporting Persons may purchase from time to time in open market or privately negotiated transactions additional shares of Common Stock. In determining whether to purchase additional shares of Common Stock and in formulating any plan or proposal to acquire control of the Issuer, the Reporting Persons intend to consider various factors, including, with limitation, the effect of any legal impediments to further purchases, the Issuer's financial condition, business operations and prospects, other developments concerning the Issuer, price levels of the Common Stock, other opportunities available to the Reporting Persons, and developments with respect to the Reporting Persons' general economic conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their Common Stock.

         If the Reporting Persons succeed in acquiring control of the Issuer, then the Reporting Persons intend to change the nature of the business conducted by the Issuer from one principally engaged in the acquisition, exploration and development of interests in various natural resource properties, primarily through participation with other parties in natural resource joint ventures or other arrangements, to one engaged principally in investing in and, to a lesser extent, operating technology companies. In changing the Issuer's business, the Reporting Persons may seek to sell certain assets of the Issuer, although they have not formulated any specific plan in this regard, and there can be no assurance that any such plan will be developed or as to the terms or the timing of any such plan.

         Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.



Item 5.           Interest in Securities of the Issuer

(a)- (b) See Items 7-13 of the cover pages. The percentage of outstanding shares of the Common Stock set out in the cover pages have been computed based on a total of 981,309 shares of Common Stock indicated as outstanding in the Company's Form 10-QSB for the period ending December 31, 1999.

     (c) See Item 3. No other transactions in the Company's Common Stock have been effected by the persons named in Item 2 above within the last sixty days.

     (d)          Not Applicable.

     (e)          Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


                  The Issuer has entered into a consulting agreement with Marc
J. Schwartz dated as of April 11, 2000 pursuant to which Mr. Schwartz has agreed to provide certain consulting services to the Issuer in exchange for $120,000 in cash and options to acquire an aggregate of 300,000 shares of Common Stock exercisable as follows:

                  1.       100,000 exercisable at $1.125 per share;

                  2. 100,000 exercisable at $1.125 per share when the stock price of the Issuer reaches and maintains for 10 days a price of $3.00; and

                  3. 100,000 exercisable at $1.125 per share when the stock price of the Issuer reaches and maintains for 10 days a price of $5.00.



Item 7.           Material to be Filed as Exhibits

                  99.1 Consulting Agreement dated as of April 11, 2000 between the Issuer and Marc J. Schwartz.

         After reasonable inquiry each of the undersigned certify that to the best of their knowledge and belief the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2000.

                                               /s/ Marc J. Scwhartz
                                      ---------------------------------------
                                      Marc J. Schwartz


                                               /s/ Ronald K. Drucker
                                      ---------------------------------------
                                      Ronald K. Drucker


                                               /s/ Jerry Tillem
                                      ---------------------------------------
                                      Jerry Tillem


                                               /s/ Gregory L. Hoover
                                      ---------------------------------------
                                      Gregory L. Hoover


                                               /s/ Dean Andersen
                                      ---------------------------------------
                                      Dean Andersen


                                               /s/ Michael Donnelly
                                      ---------------------------------------
                                      Michael Donnelly


                                               /s/ Travis V. Owens
                                      ---------------------------------------
                                      Travis V. Owens


                                               /s/ Alfred G. Yates
                                      ---------------------------------------
                                      Alfred G. Yates, Jr.


                                               /s/ Donald Ratajczak
                                      ---------------------------------------
                                      Donald Ratajczak


                                               /s/ Timothy R. Andrews
                                      ---------------------------------------
                                      Timothy R. Andrews